mk

SEC
Mail Processing
Section

MAR 1 2013

Washington DC
402

SECUR 13012648 SION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 32283 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICON Securities, LLC (formerly, ICON Securities Corp.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Park Avenue, 36th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jason Ng, VP - Regulatory Compliance Officer (212) 418-4734
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CP 3/13

# OATH OR AFFIRMATION

I, Douglas S. Crossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICON Securities, LLC (formerly, ICON Securities Corp.), as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Douglas S. Crossman, CEO

Title

Notary Public

PETER JOSEPH RUFFINI
Notary Public, State of New York
No. 02RU6177961
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires Nov. 19, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Year Ended December 31, 2012
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

# ICON Securities Corp.

(A wholly-owned subsidiary of ICON Capital Corp.)

## Financial Statements
## and Supplemental Information

Year Ended December 31, 2012

## Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
ICON Securities, LLC (formerly ICON Securities Corp.)

We have audited the accompanying financial statements of ICON Securities Corp. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICON Securities Corp. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

## Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 27, 2013

# ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

## Statement of Financial Condition

December 31, 2012

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 305,256 |
| Prepaid expenses | | 33,992 |
| Due from ICON Capital Corp. | | 42,583 |
| Due from affiliate | | 19,766 |
| Total assets | $ | 401,597 |
| | | |
| **Liabilities and stockholder's equity** | | |
| | | |
| Accrued expenses | $ | 30,000 |
| Total liabilities | | 30,000 |
| | | |
| Stockholder's equity: | | |
| Common stock; no par value; $1 stated value; 200 shares authorized; 100 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 12,215,000 |
| Accumulated deficit | | (11,843,503) |
| Total stockholder's equity | | 371,597 |
| Total liabilities and stockholder's equity | $ | 401,597 |

*See accompanying notes to financial statements.*

# ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

## Statement of Income (Loss)

Year Ended December 31, 2012

| | |
|---|---|
| Revenue: | |
| Dealer-Manager fees | $ 3,721,064 |
| | |
| Expenses: | |
| Selling, general and administrative | 8,182,342 |
| Regulatory fees | 36,865 |
| Total expenses | 8,219,207 |
| | |
| Loss before income tax | (4,498,143) |
| | |
| Income tax benefit | 131,825 |
| | |
| Net loss | $ (4,366,318) |

*See accompanying notes to financial statements.*

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

# Statement of Changes in Stockholder's Equity

Year Ended December 31, 2012

| | Common Stock | | Additional Paid-In | Accumulated | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Equity |
| Balance, December 31, 2011 | 100 | $ 100 | $ 7,647,000 | $ (7,477,185) | $ 169,915 |
| Capital contribution from ICON Capital Corp. | - | - | 4,568,000 | - | 4,568,000 |
| Net loss | - | - | - | (4,366,318) | (4,366,318) |
| Balance, December 31, 2012 | 100 | $ 100 | $12,215,000 | $(11,843,503) | $ 371,597 |

*See accompanying notes to financial statements.*

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

# Statement of Cash Flows

Year Ended December 31, 2012

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (4,366,318) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Changes in operating assets and liabilities: | |
| Prepaid expenses | 3,788 |
| Due from ICON Capital Corp. | (54,550) |
| Due from affiliate | (4,265) |
| Accrued expenses | (86,554) |
| Net cash used in operating activities | (4,507,899) |
| **Cash flows from financing activities** | |
| Capital contribution from ICON Capital Corp. | 4,568,000 |
| Cash provided by financing activities | 4,568,000 |
| Net increase in cash | 60,101 |
| Cash, beginning of the year | 245,155 |
| Cash, end of the year | $ 305,256 |

*See accompanying notes to financial statements.*

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

Notes to Financial Statements

December 31, 2012

## 1. Organization

ICON Securities Corp., or the Company, is a Delaware corporation and is a wholly-owned subsidiary of ICON Capital Corp., or Capital. The Company is a registered broker-dealer, a member of the Financial Industry Regulatory Authority, Inc., or FINRA, and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, or the SEC, since the Company does not take custody of any customer funds or securities. The Company's primary business activity is to manage the sale of equity interests in alternative investments.

Effective January 2, 2013, ICON Securities Corp. and its parent company, ICON Capital Corp., were converted from Delaware corporations to Delaware limited liability companies. ICON Securities, LLC continues to be a wholly owned subsidiary of ICON Capital, LLC.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or US GAAP. The management of the Company has evaluated all subsequent events through February 27, 2013, the date the financial statements were issued.

### Cash

The Company's cash is held at one financial institution and at times may exceed insured limits. The Company periodically evaluates the credit-worthiness of this institution and has not experienced any losses on such deposits.

### Revenue Recognition

The Company receives dealer-manager fees in connection with the offering of alternative investments. During the year ended December 31, 2012, dealer-manager fees were earned from the sale of shares of common stock of CĪON Investment Corporation and limited partnership interests of ICON ECI Fund Fifteen, L.P. and ICON ECI Partners L.P. (each, a Fund, or collectively, the Funds). The amount of dealer-manager fees, typically 2% to 3% of the gross proceeds from the sales of the equity interests of the Funds, is determined in accordance with the Funds' respective governance documentation. Revenue is recognized when an investor's subscription agreement is accepted by a Fund.

**2. Summary of Significant Accounting Policies (continued)**

On July 8, 2011, the Company became the exclusive dealer-manager for Lightstone Value Plus Real Estate Investment Trust II, Inc., or the Lightstone REIT. As dealer-manager, the Company received a fee equal to 3% of the purchase price of the shares of the Lightstone REIT sold by the Company through approved selling broker-dealers or registered investment advisers. Revenue was recognized when an investor's subscription was accepted. During the year ended December 31, 2012, the Company received fees in the amount of $180,888 in connection with its dealer-manager arrangements for the Lightstone REIT. On August 15, 2012, the final date of the Lightstone REIT's offering, the dealer-manager agreement was terminated.

**Use of Estimates**

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**3. Expense Sharing with Related Parties**

Pursuant to the expense sharing agreement, Capital pays or incurs the Company's expenses and then allocates to the Company, in accordance with the terms and conditions of the expense sharing agreement, all or a portion (depending upon whether such expenses are shared expenses or solely expenses of the Company) of such expenses, including, but not limited to, rent, salaries, commissions, employee benefits and other reasonable business expenses incurred by or on behalf of the Company in connection with the operation of its sales and management activities. Allocated expenses are recorded in "Selling, general and administrative" on the accompanying Statement of Income (Loss) and are included net in amounts Due from ICON Capital Corp. on the accompanying Statement of Financial Condition.

Capital increased its investment in the Company by $4,568,000 through contributions made at various times during the year ended December 31, 2012. The increase was made through direct cash contributions by Capital.

**4. Income Taxes**

The Company's ultimate parent, Warrenton Capital Corp., elected to be treated as a Subchapter S corporation. Accordingly, the Company elected to be treated as a Qualified Subchapter S subsidiary. As a result, there is no federal income tax payable at the corporate level. For State and local tax purposes, most jurisdictions accept the federal Subchapter S election. Certain jurisdictions, however, do not recognize the Subchapter S election. The operating results of the Company are included in the consolidated Federal, State and local income tax returns of its ultimate parent. Accordingly, the local income tax benefit recorded for the year ended December 31, 2012 is reflected in amounts Due from ICON Capital Corp. As of December 31, 2012, the Company did not have any uncertain tax positions.

Effective January 2, 2013, the Company changed its tax structure from a Qualified Subchapter S subsidiary to a Limited Liability Company.

**5. Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, or the Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under the Net Capital Rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1.

At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 0.11 to 1. At December 31, 2012, the Company had net capital of $275,256, which was $270,256 in excess of its required minimum net capital of $5,000.

Advances to affiliates and other equity withdrawals, including dividends, are subject to certain notification and other provisions of the Net Capital Rule and other regulatory rules. The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined by the Net Capital Rule, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

# Supplemental Information

# ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

## Computation of Net Capital and Aggregate Indebtedness Required by Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2012

| | | |
|---|---|---|
| **Net capital** | | |
| Total stockholder's equity | $ | 371,597 |
| Less nonallowable assets: | | |
| Prepaid expenses | | 33,992 |
| Due from ICON Capital Corp. | | 42,583 |
| Due from affiliate | | 19,766 |
| Net capital | $ | 275,256 |
| Minimum net capital requirement (6 2/3% of aggregate indebtedness) | $ | 2,000 |
| Minimum dollar net capital requirement | $ | 5,000 |
| Net Capital requirement (greater of above amounts) | $ | 5,000 |
| Excess net capital | $ | 270,256 |
| Excess net capital at 1,000% (net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker or dealer) | $ | 269,256 |
| **Aggregate indebtedness** | | |
| Total aggregate indebtedness from statement of financial condition | $ | 30,000 |
| Ratio of aggregate indebtedness to net capital | | 0.11 |

*There are no material differences between the preceding computation above and the amounts included in the Company's unaudited FOCUS Report as of December 31, 2012, except for certain expense adjustments to update amounts initially reported. Accordingly, stockholder's equity and due from ICON Capital Corp. decreased by $57,830.*

**Schedule II**

# ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

## Statement Regarding SEC Rule 15c3-3

As of December 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

# Supplementary Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Stockholder and Board of Directors
ICON Securities, LLC (formerly ICON Securities Corp.)

In planning and performing our audit of the financial statements of ICON Securities Corp. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2013

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
ICON Securities, LLC (formerly ICON Securities Corp.):

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of ICON Securities Corp. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including check copies.

   ***No exceptions were noted.***

2. Compared the amounts reported on the audited Form X-17A-5 and the General Ledger with the amounts reported in Form SIPC-7 for the year ended December 31, 2012.

   ***No exceptions were noted.***

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   ***No such adjustments were noted.***

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   ***No exceptions were noted.***

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2013

Ernst & Young LLP

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